EXHIBIT 99.3

Press Release

AC IMMUNE REPORTS FIRST QuArter 2017 financial results

▪	Strong cash position of CHF 138.1 million provides resources to advance pipeline of seven therapeutic and three diagnostic candidates

▪	Second pivotal Phase 3 clinical trial of crenezumab - CREAD 2 - started by partner Genentech

▪	Encouraging first clinical data of Tau-PET Imaging tracer in Alzheimer’s

▪	Milestone from Piramal Imaging for start of Phase 1 trial in PSP[1], an orphan tauopathy disease

Lausanne, Switzerland, May 11, 2017 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced financial results for the first quarter ended March 31, 2017.

Prof. Andrea Pfeifer, CEO of AC Immune, commented: “We have started 2017 with the very significant decision of our partner Genentech to undertake a second phase 3 clinical trial of crenezumab in patients with prodromal to mild Alzheimer’s disease. Our collaboration with Piramal for developing companion diagnostics is bearing fruit. These Q1 results reflect our strategic investments beyond Alzheimer’s disease, into other neurodegenerative indications, leveraging our core knowledge of misfolding proteins and our two discovery platforms.”

Key Financial Data – (IFRS in CHF million, except for share and per share data)2

	For the Three Months Ended March 31,
	2017	2016
Total revenues	2.0	0.5
R&D expenses	7.5	5.4
G&A expenses	2.4	0.9
Loss for the period	(9.5)	(6.2)
Basic and diluted, loss per share (EPS)	(0.17)	(0.13)
Weighted-average no of shares basic and diluted	56,855,987	46,402,500
	As of
	March 31, 2017	Dec 31, 2016
Cash and cash equivalents	138.1	152.2
Total current assets	142.4	154.9
Total shareholder’s equity	133.1	142.4

2 This summary table should be read in conjunction with our unaudited condensed financial statements as of and for the period ended March 31, 2017, including the accompanying notes which form an integral part of the interim financial statements. These financial statements are available on our website under the tab labelled “Investors - Financial Information”.

1 PSP = Progressive Supranuclear Palsy

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Revenues

Our revenues experience significant fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment.

AC Immune generated revenues of CHF 2.0 million in the three months ended March 31, 2017 compared with CHF 0.5 million in the three months ended March 31, 2016. The increase in revenues was mainly driven by the EUR 1 million (CHF 1.1 million) milestone from Piramal Imaging for the initiation of the phase 1 clinical trial in an orphan indication, Progressive Supranuclear Palsy (PSP).

Research & Development (R&D) Expenses

For the three months ended March 31, 2017, the Company incurred R&D expenses of CHF 7.5 million compared with CHF 5.4 million in the same period in 2016.

This is primarily attributable to increased investment in the two anti-Abeta ACI-24 vaccine programs in Alzheimer’s disease and Down syndrome, in programs focused on Parkinson’s disease such as alpha-synuclein PET imaging, and in discovery programs for neurodegenerative orphan indications. The R&D investment also reflects the addition of new talents to accelerate the development of proprietary and partnered pipeline candidates.

General and Administrative (G&A) Expenses

G&A expenses amounted to CHF 2.4 million in the three months ended March 31, 2017 compared with CHF 0.9 million in the same period in 2016. The increase in G&A expenses is largely related to advisory, regulatory and legal costs associated with the Company being publicly listed since September 2016, intellectual property costs as well as remuneration expenses.

Loss for the period

For the three months ended March 31, 2017, the Company had a net loss after taxes of CHF 9.5 million compared with a CHF 6.2 million loss for the same period in 2016. The decline in profitability is attributable to the increased R&D and G&A expenses as outlined above.

Balance Sheet

As of March 31, 2017 AC Immune had total cash of CHF 138.1 million compared to
CHF 152.2 million as of December 31, 2017. The decrease is due to the higher investments in our major discovery and development programs and the strengthening of the Company’s infrastructures, systems and organization.

For a more detailed review of our financial performance, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached as an exhibit to our Current Report on Form 6-K filed today with the U.S. Securities and Exchange Commission and on our website under the tab labelled “Investors - Financial Information”.

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First Quarter 2017 R&D Highlights

Crenezumab – anti-Abeta antibody for Alzheimer’s disease (AD) partnered with Genentech in Phase 3

AC Immune’s partner Genentech/Roche has started a second pivotal phase 3 clinical trial, CREAD 2, in 750 prodromal or mild Alzheimer’s disease. Similar to the CREAD 1 phase 3 clinical trial, which is ongoing since Q1 2016, this study will evaluate the effect of crenezumab on the composite endpoint Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score.

Tau-PET imaging agent – AD diagnostic partnered with Piramal

New insights into the Tau-PET imaging tracer, being developed in collaboration with Piramal Imaging, were provided at the International Conference on Alzheimer's and Parkinson's Diseases (AD/PD). The results included its excellent preclinical properties, human dosimetry and first encouraging clinical data which show a distinct, specific pattern of binding in patients with Alzheimer’s disease and Progressive Supranuclear Palsy.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information please contact:

Prof. Andrea Pfeifer Chief Executive Officer Phone: +41-21-345 91 21 E-mail: andrea.pfeifer@acimmune.com	Eva Schier Corporate Communications Manager Phone: +41-21-345 91 34 Mobile: +41 79 926 66 03 E-mail: eva.schier@acimmune.com
Nick Miles/ Toomas Kull Cabinet Privé de Conseils Phone: +41 22 321 45 40	In the US Ted Agne The Communications Strategy Group Inc.
E-mail:	miles@cpc-pr.com kull@cpc-pr.com	Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com

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